NEW COVENANT FUNDS

AMENDMENT TO THE
INVESTMENT ADVISORY AGREEMENT

THIS AMENDMENT dated as of August 29, 2008 to the Amended and Restated Investment Advisory Agreement dated May 14, 2001, by and between NCF Investment Department of New Covenant Trust Company, N.A. and Wellington Management Company shall be as follows:

Effective August 13, 2008, the name NCF Investment Department of New Covenant Trust Company, N.A. has been changed to One Compass Advisors.  Accordingly, all references to NCF Investment Department of New Covenant Trust Company, N.A. should be replaced with One Compass Advisors.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by a duly authorized officer on one or more counterparts as of the day and year first written above.

ONE COMPASS ADVISORS	WELLINGTON MANAGEMENT COMPANY

By: /s/ Anita J. Clemons	By: /s/ Daniel B. Isaacs
Anita J. Clemons	Name Daniel B. Isaacs
Sr. Vice President	Title Director, Endowments and Foundations Relationship Management